PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES DECLARES FEBRUARY 2015 MONTHLY DISTRIBUTION

TORONTO, January 15, 2015 – The Board of Trustees of Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced a distribution of $0.1033 per trust unit payable on February 13, 2015 to holders of Trust units of record at the close of business on January 30, 2015.

Unitholders resident in Canada will receive payment in Canadian dollars and unitholders resident in the United States will receive their distributions in U.S. dollars at the exchange rate on the record date, unless they elect otherwise.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.8 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, and development sites of 980,000 square feet and 1.4 million square feet in Toronto and Calgary, respectively. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Vice President, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com